787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 14, 2011

CORRESPONDENCE

Laura Hatch

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File No. 811-22235

Dear Ms. Hatch:

On behalf of the AQR Funds (the “Registrant”), we herewith transmit the Registrant’s responses to the telephonic comments provided by Laura Hatch of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 28, 2011 regarding the Registrant’s Shareholder Report on Form N-CSR filed with the Commission on March 10, 2011. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment.

Item 1. Report to Shareholders

Comment 1: Statement of Assets and Liabilities – AQR Diversified Arbitrage Fund

Explain the large $336 million Due from Brokers and what it is collateralizing.

Response:

The AQR Diversified Arbitrage Fund is a long/short fund and holds short positions at its prime broker. The majority of the “due from” is short proceeds, which are used to collateralize the short positions at the prime broker. The rest is attributed to collateral posted in segregated accounts to cover initial margin for derivatives.

Comment 2: Statement of Assets and Liabilities – AQR International Momentum Fund

A negative foreign currency amount is shown as an asset. Explain why it is not reflected as a liability.

Response:

The AQR International Momentum Fund holds most of its cash (U.S. dollar and foreign currency) with the same Custodian Bank, therefore the Fund is allowed to show its cash position as a net number due to the “right of offset”. As of December 31, 2010, the Fund held positive U.S. dollar cash positions which were greater than the negative balances it held in foreign currency, resulting

Responses to the SEC comments related to N-CSR for AQR Funds (File No. 811-22235)

in a net positive balance. GAAP requires the disclosure of the foreign cash, which would include showing the negative foreign currency balance in the description of the cash line item.

Comment 3: Notes to Financial Highlights – Notes 8, 9 and 10

Explain what is meant by “unadjusted” total return and the nature of the adjustment being made. Also explain how the adjustment is calculated.

Response:

The audited financial statements are required to calculate returns based on the audited net asset value (including trades on trade date). The unadjusted returns in 8, 9 and 10 are returns that are calculated based on the traded net asset value of the fund (which would not include securities traded on 12/31/10 and 12/31/09).

Comment 4: Notes to Financial Statements – Note 8

For the AQR International Equity and AQR Diversified Arbitrage Funds, explain why the adviser contributed capital to the Funds. In the future, the disclosure of adviser capital contributions should indicate why the contribution was made.

Response:

The amount for the AQR International Equity Fund ($15,777) represented redemption fees processed incorrectly by ALPS Fund Services, Inc. (“ALPS”), the Fund’s transfer agent. ALPS agreed to pay 50% and the adviser paid the other 50%. The $15,777 noted is the adviser’s share. The $544,199 that was contributed to the AQR Diversified Arbitrage Fund by the adviser was to compensate for a loss incurred due to trade processing errors. In the future, disclosure of adviser capital contributions will indicate why the contribution was made.

Should members of the Staff have any questions or comments concerning the above, they should call the undersigned at (202) 303-1273.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Rose F. DiMartino, Esq.

Brendan R. Kalb, Esq.

Nicole DonVito, Esq.

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